                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)
     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1996

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _________ to _________

Commission File Number 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                   Trustmark National Bank Profit Sharing Plan
                            (Full Title of the Plan)


Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Trustmark Corporation
                              248 E. Capitol Street
                           Jackson, Mississippi 39201
    (Name of Issuer of Securities and address of Principal Executive Office)

                              ARTHUR ANDERSEN LLP






TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996 AND 1995
TOGETHER WITH AUDITORS' REPORT

                              ARTHUR ANDERSEN LLP




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
   Trustmark National Bank
   Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Trustmark National Bank Profit Sharing Plan as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Jackson, Mississippi,
    May  9, 1997.

                                     TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                                     INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                                              DECEMBER 31, 1996 AND 1995





FINANCIAL STATEMENTS                                                                                              Page
                                                                                                                  ----

Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1996                   1

Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1995                   2

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year
    Ended December 31, 1996                                                                                         3

NOTES TO FINANCIAL STATEMENTS                                                                                      4-8

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

Item 27a -- Schedule of Assets Held for Investment Purposes as of December 31, 1996                                 9

Item 27d -- Schedule of Reportable Transactions for the Year Ended December 31, 1996                               10

Schedule of Party-In-Interest Transactions for the Year Ended December 31, 1996                                   11-12

Signatures                                                                                                         13

Exhibit Index                                                                                                      14


                   TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                                                             Sponsor
                                                                Participant Directed                        Directed
                                            ------------------------------------------------------------   -----------
                                               Stable    Income &     Balanced     Maximum     Trustmark      Profit
                                               Value      Growth       Growth       Growth       Stock       Sharing
                                               Fund        Fund         Fund         Fund        Fund         Trust         Total
                                            ----------  ----------   ----------   ----------  ----------   -----------   -----------
ASSETS:
 Receivables:
  Interest and dividends                    $   11,289  $    4,399   $    4,848   $    3,176  $      100   $     9,234   $    33,046
  Sponsor contributions                          3,788       4,331        8,467        5,974       1,973             -        24,533
  Participant contributions                         59           -           52            -          68             -           179
  Other                                              -           -          131            -       1,469             -         1,600
                                            ----------  ----------   ----------   ----------  ----------   -----------   -----------
   Total receivables                            15,136       8,730       13,498        9,150       3,610         9,234        59,358
 Investments, at fair value:
  Money market account                          19,072      71,342      119,963       41,188      40,956     3,537,232     3,829,753
  Fixed income mutual funds                          -     766,569      630,077            -           -             -     1,396,646
  Pooled funds                               2,225,042           -            -            -           -             -     2,225,042
  Common stock of Trustmark Corporation              -           -            -            -   2,342,609    43,368,130    45,710,739
  Equity mutual funds                                -     465,571    1,425,269    3,427,426           -             -     5,318,266
                                            ----------  ----------   ----------   ----------  ----------   -----------   -----------
   Total investments                         2,244,114   1,303,482    2,175,309    3,468,614   2,383,565    46,905,362    58,480,446
 Accrued transfers between funds                11,546    (125,609)     (51,478)     270,921    (104,845)         (535)            -
                                            ----------  ----------   ----------   ----------  ----------   -----------   -----------
   Total Assets                              2,270,796   1,186,603    2,137,329    3,748,685   2,282,330    46,914,061    58,539,804
LIABILITIES:
 Other                                               -           -            -          135          21             -           156
                                            ----------  ----------   ----------   ----------  ----------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:     $2,270,796  $1,186,603   $2,137,329   $3,748,550  $2,282,309   $46,914,061   $58,539,648
                                            ==========  ==========   ==========   ==========  ==========   ===========   ===========

The accompanying notes are an integral part of this statement.

                  TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1995

                                                                                                             Sponsor
                                                                  Participant Directed                       Directed
                                          --------------------------------------------------------------   -----------
                                             Stable     Income &    Balanced      Maximum      Trustmark      Profit
                                             Value       Growth      Growth        Growth        Stock       Sharing
                                             Fund         Fund         Fund         Fund         Fund         Trust         Total
                                          ----------   ----------   ----------   ----------   ----------   -----------   -----------
ASSETS:
 Receivables:
  Interest and dividends                  $   13,887   $    3,190   $    3,231   $    1,647   $       70   $       941   $    22,966
  Sponsor contributions                        6,888        5,110        7,438        4,135        2,407     1,825,000     1,850,978
  Participant contributions                        -           35           59            -            -             -            94
  Other                                            9            -          931            -        1,469             -         2,409
                                          ----------   ----------   ----------   ----------   ----------   -----------   -----------
   Total receivables                          20,784        8,335       11,659        5,782        3,946     1,825,941     1,876,447
 Investments, at fair value:
  Money market account                        14,292      256,362       96,176       16,928       13,470       290,163       687,391
  Fixed income mutual funds                        -      390,646      454,497            -            -             -       845,143
  Pooled funds                             2,717,338            -            -            -            -             -     2,717,338
  Common stock of Trustmark Corporation            -            -            -            -    1,752,046    38,534,109    40,286,155
  Equity mutual funds                              -      343,972      989,009    1,788,739            -             -     3,121,720
                                          ----------   ----------   ----------   ----------   ----------   -----------   -----------
   Total investments                       2,731,630      990,980    1,539,682    1,805,667    1,765,516    38,824,272    47,657,747
 Accrued transfers between funds            (317,945)      42,034      150,534      109,675       17,527        (1,825)            -
                                          ----------   ----------   ----------   ----------   ----------   -----------   -----------
   Total Assets                            2,434,469    1,041,349    1,701,875    1,921,124    1,786,989    40,648,388    49,534,194
LIABILITIES:
 Other                                            57            -           30           32          135             -           254
                                          ----------   ----------   ----------   ----------   ----------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:   $2,434,412   $1,041,349   $1,701,845   $1,921,092   $1,786,854   $40,648,388   $49,533,940
                                          ==========   ==========   ==========   ==========   ==========   ===========   ===========

The  accompanying  notes  are an  integral part of this statement.

                   TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                       PLAN BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1996

                                                                                                              Sponsor
                                                                       Participant Directed                  Directed
                                                ----------------------------------------------------------  -----------
                                                  Stable     Income &    Balanced    Maximum    Trustmark     Profit
                                                   Value      Growth      Growth      Growth      Stock       Sharing
                                                   Fund        Fund        Fund        Fund        Fund        Trust        Total
                                                ----------  ----------  ----------  ----------  ----------  -----------  -----------
ADDITIONS TO PLAN NET ASSETS ATTRIBUTED TO:
 Contributions:
  Sponsor                                       $    7,686  $    9,678  $   16,748  $   10,708  $    3,875  $ 2,200,000  $ 2,248,695
  Participant                                      209,219     153,924     293,240     602,730     327,031            -    1,586,144
                                                ----------  ----------  ----------  ----------  ----------  -----------  -----------
   Total contributions                             216,905     163,602     309,988     613,438     330,906    2,200,000    3,834,839
 Investment income:
  Net appreciation in fair value of investments         77      79,050     251,125     584,343     251,584    4,613,769    5,779,948
  Interest                                         138,109      12,648      37,703       2,992       1,150       78,844      271,446
  Dividends - Trustmark Corporation common stock         -           -           -           -      42,712      854,774      897,486
  Dividends - Other                                      -      34,009      16,014      29,660           -            -       79,683
                                                ----------  ----------  ----------  ----------  ----------  -----------  -----------
   Net investment income                           138,186     125,707     304,842     616,995     295,446    5,547,387    7,028,563

 Transfers between funds                          (353,085)   (125,647)    (84,051)    646,351     (83,033)        (535)           -
                                                ----------  ----------  ----------  ----------  ----------  -----------  -----------
   Total additions                                   2,006     163,662     530,779   1,876,784     543,319    7,746,852   10,863,402
DEDUCTIONS FROM PLAN NET
 ASSETS ATTRIBUTED TO:
 Benefits paid to participants                     165,622      18,408      95,295      49,326      47,864    1,481,179    1,857,694
                                                ----------  ----------  ----------  ----------  ----------  -----------  -----------
NET INCREASE (DECREASE) IN ASSETS
 AVAILABLE FOR PLAN BENEFITS                      (163,616)    145,254     435,484   1,827,458     495,455    6,265,673    9,005,708

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                               2,434,412   1,041,349   1,701,845   1,921,092   1,786,854   40,648,388   49,533,940
                                                ----------  ----------  ----------  ----------  ----------  -----------  -----------
 End of year                                    $2,270,796  $1,186,603  $2,137,329  $3,748,550  $2,282,309  $46,914,061  $58,539,648
                                                ==========  ==========  ==========  ==========  ==========  ===========  ===========

The  accompanying  notes  are an  integral part of this statement.

                   TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995



1.  PLAN DESCRIPTION

The following  description  of the Trustmark  National Bank Profit  Sharing Plan
(the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit sharing plan established for the employees of Trustmark National Bank (the Company). Employees who are active participants in the Canton Exchange Bank Employee's Retirement Plan are ineligible to participate in the Plan. The Plan provides eligibility for participation on the next semiannual entry date (January 1st or July 1st) following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

PLAN ADMINISTRATION

Under a trust agreement, Trustmark National Bank was appointed trustee for the Plan. The Plan Administrator is Trustmark National Bank.

EMPLOYEE CONTRIBUTIONS

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements  of  Internal  Revenue  Code  Section  401(k)  are  not met in Plan
operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

Employees can elect to contribute up to 15% of their pay each period not to exceed $5,000 of their annual earnings before taxes. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. In general, employee contributions are not matched by the employer; however, former participants of the Rankin County Bank 401(k) Plan are eligible for a 100% match of their contributions on up to 3% of their annual compensation. The Plan does not allow rollover contributions from individual retirement accounts or other qualified plans.

EMPLOYER CONTRIBUTIONS

The employer's basic contributions to the Plan are made at the discretion of the Company's Board of Directors. The basic contributions are not to exceed the maximum amount deductible under Section 404 of the Internal Revenue Code. The employer may also make additional contributions to the Plan to preserve the Plan's qualified status if certain requirements of Internal Revenue Code Section 401(k) are not met in Plan operation. These additional contributions are nonforfeitable and are not available for inservice withdrawals. Employer contributions are primarily invested in Trustmark Corporation common stock.

ALLOCATIONS

Basic employer contributions and forfeitures of terminated participants are allocated to each participant in the proportion of each participant's total units as of the allocation date to the total number of units for all participants as of that date. Former participants of the Rankin County Bank 401(k) Plan who receive an employer matching contribution do not participate in the allocation of the basic employer contribution or forfeitures. A participant's units, with respect to any year, are computed as follows:

     a. One unit is allocated for each year in which the participant has completed at least 1,000 hours of service.

     b. One unit is allocated for each full $100 of compensation received by the participant during the year.

     c. Compensation is consideration for services performed and actually paid, including salary deferral contributions made under Section 125 and Section 401(k) of the Internal Revenue Code.

Additional employer contributions, if any, are allocated to each participant's account in the proportion of his salary deferral contributions for the Plan year to total salary deferral contributions made by all participants.

Investment earnings of the Plan's trust funds are allocated separately for 401(k) and profit sharing accounts. Allocations are based on the investment earnings base multiplied by the calculated rate of return for the separate trust accounts. The investment earnings base is calculated as beginning of the year account balance plus one half of the current year salary deferral contributions less withdrawals, forfeitures and transfers out.

VESTING

On the first day of the month coincident with or next following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

A participant whose employment terminates for reasons other than retirement, death or disability is entitled to the nonforfeitable percentage of the participant's profit sharing account and 100% of his 401(k) contributions. The nonforfeitable percentage is determined from the following schedule:

              Years of
           Vesting Service        Nonforfeitable Percentage
           ---------------        -------------------------
             Less than 5                    0%
             5 or more                     100%

In addition, the nonforfeitable percentage is 100% on and after the earliest date on which a participant could retire.

In case of termination of the Plan, the value of each participant's share of the Plan shall become fully vested as of the date of such termination.

PAYMENTS OF BENEFITS

On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

PLAN TERMINATION

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. The net assets of the Plan will be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets of the Plan as they are disbursed to participants.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Cash equivalents are stated at cost which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Stable Value Fund invests a portion of its assets in Guaranteed Investment Contracts (GICs) which are fully benefit-responsive and are recorded at cost which approximates fair market value.

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

Net appreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for plan benefits, includes changes in fair value of investments acquired, sold or held during the year.

ADMINISTRATIVE FEES

Professional fees incurred by the Plan are paid by the Company.

3.  INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of those investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                          December 31,
                                                                        1996        1995
                                                                    -----------  -----------
Investments at fair value as determined by quoted market price:
 Trustmark Corporation Common Stock                                 $45,710,739  $40,286,155
  Performance Funds Trust Mutual Funds -
   Short Term Fixed Income Fund                                         890,539      470,055
   Intermediate Term Fixed Income Fund                                  506,107      375,088
   Equity Fund                                                        2,893,868    1,660,323
   Mid-Cap Growth Fund                                                2,424,398    1,461,397
Investments at estimated fair value:
 Trustmark National Bank Employee Benefit Stable Value Fund           2,225,042    2,717,338
  Performance Funds Trust Money Market A                              3,829,753      687,391
                                                                    -----------  -----------
   Total investments                                                $58,480,446  $47,657,747
                                                                    ===========  ===========

During 1996, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $5,779,948 as follows:

 Investments at fair value as determined by quoted market price:
  Trustmark Corporation Common Stock                                 $4,865,353
  Performance Funds Trust Mutual Funds -
   Short Term Fixed Income Fund                                          (6,802)
   Intermediate Term Fixed Income Fund                                  (15,578)
   Equity Fund                                                          450,603
   Mid-Cap Growth Fund                                                  486,372
                                                                     ----------
    Net appreciation in fair value of investments                    $5,779,948
                                                                     ==========

4.  INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 1988, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  PLAN AMENDMENTS

In 1996, a plan amendment was adopted that, effective January 1, 1997, renames the Plan as the "Trustmark National Bank 401(k) Plan". Additionally, the amendment calls for the spinoff of 100% of the employer profit sharing account balance for each participant in order to establish an employee stock ownership plan. The new plan will be named the "Trustmark National Bank Employee Stock Ownership Plan". The renamed Plan will continue to operate under the existing trust agreement as modified by this amendment. The amendment will also increase the maximum allowable salary deferral contribution from a previous limit of $5,000 to a new limit of $7,000 annually.

Effective, July 1, 1995 the Plan was amended to allow the Rankin County Bank 401(k) Plan to merge with the Plan. See Note 7.

6.  RELATED PARTIES

Plan assets include investments held with the Company. These investments do not constitute prohibited transactions as defined in ERISA Section 406(a). Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.

7.  MERGER

As of July 1, 1995, the Rankin County Bank 401(k) Plan was merged into the Trustmark National Bank Profit Sharing Plan. Rankin County Bank plan assets totaling $1,823,201 were transferred to the Plan. The Rankin County Bank Plan had been maintained as a separate plan for the former employees of the Rankin County Bank since its acquisition by the Company in a merger effective September 7, 1987.

                            TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                                          (EIN 64-0180810)
                    ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        DECEMBER 31, 1996




                                                                                         Current
    Identity Of Issuer                      Description                    Cost           Value
----------------------------    ------------------------------------    -----------    -----------
   MONEY MARKET ACCOUNT
*  Performance Funds Trust       Money Market A                         $ 3,829,753    $ 3,829,753

   FIXED INCOME MUTUAL FUNDS
*  Performance Funds Trust       Short Term Fixed Income Fund               890,181        890,539

*  Performance Funds Trust       Intermediate Term Fixed Income Fund        501,913        506,107

   POOLED FUND
*  Trustmark National Bank       Employee Benefit Stable Value
                                  Fund                                    2,225,042      2,225,042

   COMMON STOCK
*  Trustmark Corporation         Common stock - 1,792,578 shares         10,108,132     45,710,739


   EQUITY MUTUAL FUNDS
*  Performance Funds Trust       Equity Fund                              2,361,076      2,893,868

*  Performance Funds Trust       Mid-Cap Growth Fund                      1,924,186      2,424,398

                                                                        -----------    -----------
   Total Assets Held for
    Investment Purposes                                                 $21,840,283    $58,480,446
                                                                        ===========    ===========



*    Denotes  related  party  based on the  following  relationships:
     Trustmark National Bank serves as investment advisor for the Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.


The accompanying notes are an integral part of this schedule.

                                   TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                                                  (EIN 64-0180810)
                                 ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1996



                                    Total          Total
                                  Number of      Number of     Purchase      Selling        Cost of    Net Gain/
      Description Of Asset       Purchases(1)     Sales(1)      Price         Price          Asset       (Loss)
-----------------------------    ------------    ---------    ----------    ----------    ----------   ---------
*   Performance Funds Trust -        247            232       $7,768,712    $4,626,350    $4,626,350   $       -
        Money Market A




(1)  No expenses were incurred by the Plan relative to these transactions.

*    Denotes  related  party  based on the  following  relationships:
     Trustmark National Bank serves as investment advisor for the Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.



The  accompanying  notes  are an  integral  part  of  this schedule.

                     TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                      SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
                             YEAR ENDED DECEMBER 31, 1996



                                    Purchase      Selling      Cost      Net Gain (Loss)
Description of Transaction  (1)       Price        Price     of Asset    on Transaction
-------------------------------    -----------    -------    --------    ---------------
*247 Purchases of units in
     Performance Funds Trust-
     Money Market A                $ 7,768,712    $     -    $      -    $             -

* 18 Purchases of shares in
     Trustmark Employee
     Benefit Stable Value Fund         210,599          -           -                  -

* 46 Purchases of shares in
     Performance Funds Trust-
     Short Term Fixed Income
     Fund                              442,612          -           -                  -

* 44 Purchases of shares in
     Performance Funds Trust-
     Intermediate Term Fixed
     Income Fund                       278,934          -           -                  -

*113 Purchases of shares in
     Performance Funds Trust-
     Equity Fund                     1,908,340          -           -                  -

* 42 Purchases of shares in
     Performance Funds Trust-
     Mid-Cap Growth Fund               119,670          -           -                  -

*    Purchase of 47,071 shares of
     Trustmark Corporation
     (parent company of
     Trustmark National Bank,
     the Employer) common stock      1,094,818          -           -                  -


The accompanying notes are an integral part of this schedule.

                   TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1996
                                   (CONTINUED)



                                         Purchase      Selling        Cost      Net Gain (Loss)
    Description of Transaction (1)        Price         Price       of Asset    on Transaction
-------------------------------------    --------    ----------    ----------   ---------------
*232 Sales of shares in Performance
     Fund Trust - Money Market A         $      -    $4,626,350    $4,626,350   $             -

*  5 Sales of shares in
     Trustmark Employee
     Benefit Stable Value Fund                  -       702,896       702,896                 -

*  3 Sales of shares in
     Performance Funds Trust-
     Short Term Fixed Income
     Fund                                       -        15,326        15,350               (24)

*  5 Sales of shares in
     Performance Funds Trust-
     Intermediate Term Fixed
     Income Fund                                -       132,260       131,457               803

* 16 Sales of shares in
     Performance Funds Trust -
     Equity Fund                                -       347,904       260,612            87,292

* 14 Sales of shares in
     Performance Funds Trust-
     Mid-Cap Growth Fund                        -       328,818       217,010           111,808

*    Capital gains distributions
     received from Performance
     Funds Trusts                               -             -             -            91,716




(1)  No expenses were incurred by the Plan relative to these transactions.


*    Denotes  related  party  based on the  following  relationships:
     Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank. These transactions are not prohibited transactions as defined by ERISA Section 406(a).





The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant  to  the   requirements  of  the  Securities  Act  of  1934,  the  Plan
Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Trustmark National Bank Profit Sharing Plan
                                     Trustmark National Bank, Plan Administrator

                                     By:  /s/Robert G. Spring
                                           ---------------------------

                                             Robert G. Spring
                                             Senior Vice President

                                     Date:   June 25, 1997

                       EXHIBIT INDEX

Exhibit Number                               Description
--------------                 -----------------------------------------
     10                        Amendment Number 4 to the Trustmark National Bank
                               Profit Sharing Plan

     23                        Consent of Independent Public Accountants